

Mail Stop 3561

September 15, 2016

Joe Lewis
Chief Executive Officer
Tech Central, Inc.
134 West Mission
Fallbrook, CA 92028

> **Re: Tech Central, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 8, 2016**
> **File No. 333-212438**

Dear Mr. Lewis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2016 letter.

General

1. Please include a currently dated consent of the independent registered public accountant in the next amendment of the filing and prior to it becoming effective.

You may contact Heather Clark at (202) 551-3624 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3680 with any other questions.

Sincerely,

/s/ Donald E. Field

Donald E. Field
Attorney-Adviser
Office of Transportation and Leisure

cc: David Cutler, Esq.